Schedule 13D                                                         Page 1 of 8

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SEC 1746 (2-98)
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                       Securities and Exchange Commission
                              Washington D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

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                              GRUBB & ELLIS COMPANY
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                   40009-52-0
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                                 (CUSIP Number)

                             Steven A. Seidman, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 14, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                                                         Page 2 of 8

CUSIP No. 40009-52-0
------------ -------------------------------------------------------------------
             1. Names of Reporting Persons. I.R.S. Nos. of above persons (entities only).

                     Warburg, Pincus Investors, L.P.
------------ -------------------------------------------------------------------
             2.       Check the Appropriate Box if a Member of a Group
                      (See Instructions)

                     (a) [ ]
                     (b) [X]
------------ -------------------------------------------------------------------
             3.       SEC Use Only
------------ -------------------------------------------------------------------
             4.       Source of Funds Not Applicable
------------ -------------------------------------------------------------------
             5.       Check if Disclosure of Legal Proceedings is Required
                      Pursuant to Items 2(d) or 2(e)                         [ ]
------------ -------------------------------------------------------------------
             6.       Citizenship or Place of Organization

                      Delaware
-------------------- -----------------------------------------------------------
                     7.    Sole Voting Power
Number of            -----------------------------------------------------------
Shares
Beneficially         8.    Shared Voting Power 5,861,902
Owned by             -----------------------------------------------------------
Each
Reporting            9.    Sole Dispositive Power
Person               -----------------------------------------------------------
With
                     10.   Shared Dispositive Power 5,861,902
------------ -------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,861,902
------------ -------------------------------------------------------------------
             12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                      Shares (See Instructions)                              [ ]
------------ -------------------------------------------------------------------
             13.      Percent of Class Represented by Amount in Row (11) 39.1%
------------ -------------------------------------------------------------------
             14.      Type of Reporting Person (See Instructions)

                      PN
------------ -------------------------------------------------------------------

Schedule 13D                                                         Page 3 of 8


CUSIP No. 40009-52-0
------------ -------------------------------------------------------------------
             1. Names of Reporting Persons. I.R.S. Nos. of above persons (entities only).

                     Warburg Pincus LLC (formerly E.M. Warburg, Pincus & Co.,
                     LLC)
------------ -------------------------------------------------------------------
             2.       Check the Appropriate Box if a Member of a Group
                      (See Instructions)

                     (a) [ ]
                     (b) [X]
------------ -------------------------------------------------------------------
             3.       SEC Use Only
------------ -------------------------------------------------------------------
             4.       Source of Funds Not Applicable
------------ -------------------------------------------------------------------
             5.       Check if Disclosure of Legal Proceedings is Required
                      Pursuant to Items 2(d) or 2(e)                         [ ]
------------ -------------------------------------------------------------------
             6.       Citizenship or Place of Organization

                      Delaware
-------------------- -----------------------------------------------------------
                     7.    Sole Voting Power
Number of            -----------------------------------------------------------
Shares
Beneficially         8.    Shared Voting Power 5,861,902
Owned by             -----------------------------------------------------------
Each
Reporting            9.    Sole Dispositive Power
Person               -----------------------------------------------------------
With
                     10.   Shared Dispositive Power 5,861,902
------------ -------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,861,902
------------ -------------------------------------------------------------------
             12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                      Shares (See Instructions)                              [ ]
------------ -------------------------------------------------------------------
             13.      Percent of Class Represented by Amount in Row (11) 39.1%
------------ -------------------------------------------------------------------
             14.      Type of Reporting Person (See Instructions)

                      OO
------------ -------------------------------------------------------------------

Schedule 13D                                                         Page 4 of 8


CUSIP No. 40009-52-0
------------ -------------------------------------------------------------------

             1. Names of Reporting Persons. I.R.S. Nos. of above persons (entities only).

                     Warburg, Pincus & Co.
------------ -------------------------------------------------------------------
             2.       Check the Appropriate Box if a Member of a Group
                      (See Instructions)

                     (a) [ ]
                     (b) [X]
------------ -------------------------------------------------------------------
             3.       SEC Use Only
------------ -------------------------------------------------------------------
             4.       Source of Funds Not Applicable
------------ -------------------------------------------------------------------
             5.       Check if Disclosure of Legal Proceedings is Required
                      Pursuant to Items 2(d) or 2(e)                         [ ]
------------ -------------------------------------------------------------------
             6.       Citizenship or Place of Organization

                      Delaware
-------------------- -----------------------------------------------------------
                     7.    Sole Voting Power
Number of            -----------------------------------------------------------
Shares
Beneficially         8.    Shared Voting Power 5,861,902
Owned by             -----------------------------------------------------------
Each
Reporting            9.    Sole Dispositive Power
Person               -----------------------------------------------------------
With
                     10.   Shared Dispositive Power 5,861,902
------------ -------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,861,902
------------ -------------------------------------------------------------------
             12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                      Shares (See Instructions)                              [ ]
------------ -------------------------------------------------------------------
             13.      Percent of Class Represented by Amount in Row (11) 39.1%
------------ -------------------------------------------------------------------
             14.      Type of Reporting Person (See Instructions)

                      PN
------------ -------------------------------------------------------------------

Schedule 13D                                                         Page 5 of 8


     This Amendment No. 11 to Schedule 13D is being filed on behalf of Warburg, Pincus Investors, L.P. ("WPI"), Warburg, Pincus & Co. ("WPC") and Warburg Pincus LLC ("WP LLC" and together with WPI and WPC, the "Reporting Entities") relating to the common stock, par value $.01 per share ("Common Stock"), of Grubb & Ellis Company (the "Company") a Delaware corporation. Terms defined in the original
Schedule 13D, as amended, shall have the same meaning when used herein. This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

Item 5. Interest in Securities of the Issuer

     WPI is the beneficial owner of 5,861,902 shares of Common Stock through its direct ownership of 5,861,902 shares of Common Stock. This total reflects the Company's purchase on May 14, 2002 of 1,337,358 shares from WPI in connection with the exercise by the Company of the refinancing right (the "Refinancing Right") to replace the financing provided by WPI pursuant to the Option Agreement, dated as of March 7, 2002, by and among the Company, WPI and Bank of America, N.A., as amended (the "Option Agreement").

     The 5,861,902 shares of Common Stock held by WPI represent approximately 39.1% of the shares of Common Stock calculated in accordance with Rule 13d-3(1)(i). The calculation of percentage ownership assumes that 15,002,962 shares of Common Stock are outstanding, as reported on the Company's quarterly report for the period ended March 31, 2002 on Form 10-Q. WPC and WP LLC may be deemed to own beneficially the shares of Common Stock beneficially owned by WPI.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     WPI entered into the Third Amendment, dated as of March 7, 2002 ("Third Amendment"), to the Amended and Restated Credit Agreement, dated as of December 31, 2000 (the "Credit Agreement"), by and among the Company, various financial institutions and the Bank of America, N.A., as administrative agent. Pursuant to the Third Amendment, WPI became an additional, junior lender under the Credit Agreement, pursuant to a secured promissory note issued to WPI (the "$5,000,000 Subordinated Note").

     On April 15, 2002, the Board of Directors of the Company, upon a recommendation of a special committee of disinterested members of the Board of Directors, ratified the Company's entering into a binding letter agreement dated April 14, 2002 and amended as of May 13, 2002 (the "Letter Agreement") with Kojaian Ventures, LLC ("KV"). The Letter Agreement provided the financing necessary for the Company to exercise its Refinancing Right under the Option Agreement on May 14, 2002.

     The Refinancing Right allowed the Company to replace the financing arrangement provided by Warburg under the Third Amendment and the Option Agreement.

     On May 14, 2002, in connection with the exercise by the Company of the Refinancing Right, the Company (i) purchased from WPI 1,337,358 shares of Common Stock and (ii) repaid the entire principal amount of the $5,000,000 Subordinated Note plus accrued interest and reasonable costs.

Schedule 13D                                                         Page 6 of 8


     In connection with the exercise of the Refinancing Right, the Option Agreement has been terminated. WPI has been replaced as a lender under the Credit Agreement by KV pursuant to the Fourth Amendment to the Credit Agreement, dated as of May 13, 2002 (the "Fourth Amendment").

     The foregoing is a summary of certain of the terms of each of the Third Amendment, the Fourth Amendment, the Option Agreement and the Subordinated Notes, and does not purport to be a complete discussion of any of these documents. Accordingly, the foregoing is qualified in its entirety by reference to the full text of each of the foregoing documents, all of which are filed as exhibits to this Schedule 13D Amendment and incorporated by reference in this
Schedule 13D by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 Fourth Amendment to the Credit Agreement, dated as of December 4, 2001, is incorporated by reference to Exhibit 5 of the Form 8-K filed by the Company on May 14, 2002.

Exhibit 2 Third Amendment to the Amended and Restated Credit Agreement, dated as of March 7, 2002, by and among the Company, the Lenders and Bank of America is incorporated by reference to Exhibit 1 to Amendment No. 10 to Schedule 13D filed by WPI on March 13, 2002.

Exhibit 3 Amended and Restated Credit Agreement, dated as of December 31, 2000, by and among the Company, the Lenders and Bank of America (the "Credit Agreement") is incorporated by reference to Exhibit 99.(B)(1) of the SC-TO-I/A, filed by the Company on January 10, 2001.

Exhibit 4 First Amendment to the Credit Agreement, dated as of August 22, 2001, is incorporated by reference to Exhibit 4.19 of the Form 10-K filed by the Company on September 28, 2001.

Exhibit 5 Second Amendment to the Credit Agreement, dated as of December 4, 2001, is incorporated by reference to Exhibit 4.1 of the Form 10-Q filed by the Company on February 14, 2002.

Exhibit 6 Convertible Promissory Note ($5,000,000), dated as of March 7, 2002, by and between the Company and WPI is incorporated by reference to Exhibit 5 to Amendment No. 10 to Schedule 13D filed by WPI on March 13, 2002.

Exhibit 7 Option Agreement, dated as of March 7, 2002, by and between the Company, a Delaware corporation and WPI is incorporated by reference to Exhibit 6 to Amendment No. 10 to Schedule 13D filed by WPI on March 13, 2002.

Exhibit 8 Form of Convertible Promissory Note ($6,000,000), by and between the Company and WPI (Exhibit B to Option Agreement) is incorporated by reference to Exhibit 7 to Amendment No. 10 to
               Schedule 13D filed by WPI on March 13, 2002.

Schedule 13D                                                         Page 7 of 8


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        WARBURG, PINCUS INVESTORS, L.P.

                                         By: WARBURG, PINCUS & Co.
                                               General Partner

                                        By: /s/ Reuben S. Leibowitz
                                            ------------------------------
                                        Name:  Reuben S. Leibowitz
                                        Title: Partner


                                        WARBURG PINCUS LLC

                                        By: /s/ Reuben S. Leibowitz
                                            ------------------------------
                                        Name:  Reuben S. Leibowitz
                                        Title: Partner


                                        WARBURG, PINCUS & CO.

                                        By: /s/ Reuben S. Leibowitz
                                            ------------------------------
                                        Name:  Reuben S. Leibowitz
                                        Title: Partner

Dated:  May 15, 2002